Exhibit 99.1

Date: Amsterdam, the Netherlands, 21 April 2023

WALLBOX N.V.

with its official seat in Amsterdam, the Netherlands

INVITATION

To the 2023 Annual General Meeting (AGM) of Wallbox N.V. (Company)

at 12.30 pm CEST on Tuesday 30 May 2023

at Parnassusweg 300, 1081 LC Amsterdam, the Netherlands

Agenda

(1)	Opening

(2)	Discussion of the annual report for the financial year 2022 (discussion item)

(3)	Adoption of the annual accounts for the financial year 2022 (voting item)

(4)	Explanation of policy on reserves and dividends (discussion item)

(5)	Discharge from liability of the directors for the performance of their duties during the financial year 2022 (voting item)

(6)	Reappointment and appointment of the following nine directors of the Company for a term expiring at the end of the Company’s annual general meeting to be held in the year 2024 (voting items):

(a)	Reappointment of Enric Asunción Escorsa as executive director

(b)	Reappointment of Beatriz González Ordóñez as non-executive director

(c)	Reappointment of Francisco J. Riberas Mera as non-executive director

(d)	Reappointment of Pol Soler Masferrer as non-executive director

(e)	Reappointment of Carl A.W. Pettersson as non-executive director

(f)	Reappointment of Donna Kinzel as non-executive director

(g)	Appointment of César Ruipérez Cassinello as non-executive director

(h)	Appointment of Justin Mirro as non-executive director

(i)	Appointment of Dr. Dieter Ernst Zetsche as non-executive director

(7)	Approval of the amended and restated employee stock purchase plan (voting item)

(8)	Approval of RSU Scheme for non-executive directors of the Company (voting item)

(9)	Authorization of the Board to acquire shares in its own capital (voting item)

(10)	Appointment of Ernst & Young Accountants, LLP as external auditor for the financial year 2023 (voting item)

(11)	Any other business

(12)	Closing

Meeting materials

Copies of the annual report for the financial year 2022, the annual accounts for the financial year 2022 and the explanatory notes to the agenda (as well as any other meeting materials) are available for inspection and can be obtained free of charge by shareholders and others through the Company’s website (https://investors.wallbox.com) and at the offices of the Company at Carrer del Foc 68, 08038 Barcelona, Spain, until the close of the AGM.

Record Date and designated registers

The record date for all shareholders for the AGM is Tuesday 2 May 2023 (Record Date). All holders of shares in the capital of the Company as of the Record Date are entitled to receive notice, attend the AGM and vote at the AGM. Those shareholders, and any other person with meeting rights and/or voting rights with respect to shares in the capital of the Company, listed as such on the Record Date in the Company’s shareholders’ register or in the register maintained by the Company’s U.S. transfer agent, Continental Stock Transfer & Trust Company, may attend and, if relevant, vote at the AGM (Registered Holders), regardless of who is entitled to the shares in the capital of the Company at the date of the AGM.

Attendance and voting

Class A shares in the capital of the Company confer the right to cast one vote at the AGM. Class B shares in the capital of the Company confer the right to cast ten votes at the AGM.

Attendance and voting at the meeting in person

Registered Holders and persons who beneficially own shares in the capital of the Company through a broker, bank, nominee or other financial intermediary on the Record Date (Beneficial Owners), who wish to attend and vote at the AGM, must notify the Company in writing of their intention to do so no later than 5:59 am CEST on Friday, 26 May 2023 (11:59 pm ET on Thursday, 25 May 2023).

Registered Holders must (i) include in their notification to the Company their name and the number of shares in the capital of the Company held by them on the Record Date, (ii) enclose with their notification proof of their ownership of the relevant shares and bring such proof to the AGM, and (iii) bring proof of identity to the AGM.

Beneficial Owners must have their broker, bank, nominee or other financial intermediary with whom the underlying shares in the capital of the Company are on deposit, issue a proxy to them which confirms they are authorized to take part in and vote at the AGM. These Beneficial Owners must (i) include in their notification to the Company their name and the number of shares beneficially owned by them on the Record Date, (ii) enclose with their notification proof of their beneficial ownership of the relevant shares, such as a recent account statement, as well as the aforementioned proxy issued to them, and bring such proof and proxy to the AGM, and (iii) bring proof of identity to the AGM.

Attendance and voting through proxy

In order to be represented and have votes cast at the AGM, shareholders may have themselves represented at the AGM by an electronically recorded or written proxy (instead of attending the meeting in person).

If you are a Registered Holder you will receive by mail an internet notice and a voting proxy card and may vote:

•	by Internet—You can vote over the internet at www.proxyvote.com by following the instructions on the internet notice or voting proxy card; and

•

by Mail—You can vote by mail by signing, dating and mailing the voting proxy card and return it in the postage-paid envelope which was provided to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

Internet voting facilities for Registered Holders will be available 24 hours a day and will close at 5:59 am CEST on Friday, 26 May 2023 (11:59 pm ET on Thursday, 25 May 2023). Proxies by mail must be received no later than 5:59 am CEST, on Friday, 26 May 2023 (11:59 pm ET on Thursday, 25 May 2023).

To vote via the internet, you will need the 16-digit control number included on your internet notice or on the instructions that accompanied your proxy materials.

Whether or not you expect to attend the AGM in person, we urge you to vote your shares as promptly as possible to ensure your representation and the presence of a quorum at the AGM. If you submit your voting proxy card, you may still decide to attend the AGM in person.

If you are a Beneficial Owner and your shares are held in through a bank or broker nominee or other financial intermediary, you will receive instructions on how to vote from the bank or broker. You must follow their instructions in order for your shares to be voted. Internet voting also may be offered to shareholders owning shares through certain banks and brokers. In any case, the instructions vote of the Beneficial Owner must be received no later than 5:59 am CEST, on Friday, 26 May 2023 (11:59 pm ET on Thursday, 25 May 2023) by Broadridge.

Registration and admission

Registration will take place at the registration desk at the venue between 11.30 am CEST and the commencement of the AGM at 12.30 pm CEST. It is not possible to register after this time. The chairperson of the AGM decides on all matters relating to admission to the AGM. Any notification, proxy and any other document to be submitted in accordance with the procedures described above received after the dates and/or times described above, may be ignored. Registered Holders, Beneficial Owners, proxyholders and other attendees who have not complied with or do not comply with the procedures described above may be refused entry to the AGM.

Other matters

In case you have any questions with respect to the AGM, please contact agm@wallbox.com. You are advised to check our website (https://investors.wallbox.com) on a regular basis for updates on the AGM. The official language of the AGM shall be the English language.

The Board,

Wallbox N.V.

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